 <SUBMISSION-INFORMATION-FILE> <TYPE> SC 13D <DOCUMENT-COUNT> 1 <SROS> NONE <FILER> <CIK> 0001081751 <CCC> #MD7FUEK </FILER> <DOCUMENT> <TYPE> SC 13D <TEXT> SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 SCHEDULE 13D (Rule 13d-101) INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) AMERICANA PUBLISHING, INC. -------------------------------------------------------------------------------- (Name of Issuer) Common Stock, $.001 par value -------------------------------------------------------------------------------- (Title of Class of Securities) 030574107 -------------------------------------------------------------------------------- (CUSIP Number) George Lovato, Jr. 303 San Mateo NE, Suite 104A Albuquerque, NM 87108 (505) 265-6121 -------------------------------------------------------------------------------- (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) June 28, 2000 -------------------------------------------------------------------------------- (Date of Event which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

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(1)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(SC13D-07/99) CUSIP No.030574107 13D ________________________________________________________________________________ 1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Donald White ###-##-#### ________________________________________________________________________________ 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_] ________________________________________________________________________________ 3 SEC USE ONLY ________________________________________________________________________________ 4 SOURCE OF FUNDS* WC ________________________________________________________________________________ 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_] ________________________________________________________________________________ 6 CITIZENSHIP OR PLACE OF ORGANIZATION United States (New Mexico) ________________________________________________________________________________ 7 SOLE VOTING POWER NUMBER OF 450,000 SHARES _________________________________________________________________ 8 SHARED VOTING POWER BENEFICIALLY OWNED BY 0 _________________________________________________________________ EACH 9 SOLE DISPOSITIVE POWER REPORTING 450,000 PERSON _________________________________________________________________ 10 SHARED DISPOSITIVE POWER WITH 0 ________________________________________________________________________________ 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,000 ________________________________________________________________________________ 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] ________________________________________________________________________________ 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.55% ________________________________________________________________________________ 14 TYPE OF REPORTING PERSON* IN ________________________________________________________________________________ *SEE INSTRUCTIONS BEFORE FILLING OUT! CUSIP No. 030574107 13D ________________________________________________________________________________ Item 1. Security and Issuer. Common Stock, .001 par value 303 San Mateo NE, Suite 104A Americana Publishing, Inc. Albuquerque, NM 87108 ________________________________________________________________________________ Item 2. Identity and Background. (a)Donald White, Vice President and CFO (b)8203 Willow Pl. So., Suite 605, Houston, TX 77070 (c)Vice President and CFO, Americana Publishing, Inc. (d)None (e)None (f)US ________________________________________________________________________________ Item 3. Source and Amount of Funds or Other Consideration. Working Capital, Services ________________________________________________________________________________ Item 4. Purpose of Transaction. (a)None (b)None (c)None (d)None (e)None (f)None (g)None (h)None (i)None (j)None ________________________________________________________________________________ Item 5. Interest in Securities of the Issuer. (a)450,000; 7.55% (b)450,000; Sole Power (c)None (d)None (e)Not Applicable ________________________________________________________________________________ Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None ________________________________________________________________________________ Item 7. Material to be Filed as Exhibits. None ________________________________________________________________________________ SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2001 ---------------------------------------- (Date) /s/ Donald White ---------------------------------------- (Signature) Vice President and CFO ---------------------------------------- (Name/Title) Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001). EDGARLink 7.0 (8/00) Ver. 3.1